EXHIBIT (2)(b)(vii)


                              THE KOREA FUND, INC.

On July 6, 2005, the Board of Directors of The Korea Fund, Inc. (the "Fund") adopted the following resolution amending the Bylaws of the Fund.

         Article II, STOCKHOLDERS, was amended to read as follows:

         Section 2.1. Annual Meetings. An annual meeting of stockholders for the
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election of Directors and the transaction of such other business as may properly come before the meeting shall be held in December. The meeting will be held at such place as the Board of Directors shall select. [MGCL ss. 2-501]